04003860

...TATES
...AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 49874

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 AND ENDING 12/31/03

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Charleston Capital Corporation
f/k/a Clayton, Dunning & Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 S. Bayshore Drive, #1E
(No. and Street)

Miami	FL	33133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Lau — 305-445-8776
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner & Associates, LLP
(Name -- if individual, state last, first, middle name)

One SE Third Avenue, #1440	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY:

OATH OR AFFIRMATION

I, Robert C. Lau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charleston Capital Corporation, f/k/a Clayton, Dunning & Company Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Robert C. Lau
Signature

Chairman
Title

Linda Lott
Notary Public

OFFICIAL NOTARY SEAL
LINDA LOTT
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC953410
MY COMMISSION EXP. JULY 17,2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- N/A ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- N/A ☐ (m) A copy of the SIPC Supplemental Report
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Independent auditors' report on internal accounting control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3

FINANCIAL STATEMENTS

DECEMBER 31, 2003

CHARLESTON CAPITAL CORPORATION
f/k/a CLAYTON, DUNNING & COMPANY INC.

MIAMI, FLORIDA

TURNER & ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

SunTrust International Center
One Southeast Third Avenue
Suite 1440
Miami, Florida 33131

Telephone 305-377-0707
Facsimile 305-377-0787
www.turnercpas.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Charleston Capital Corporation
Miami, Florida

We have audited the accompanying statement of financial condition of Charleston Capital Corporation (the "Company") as of December 31, 2003 and the related statements of income and changes in stockholder's equity, and statement of changes in financial condition for the year then ended, that you are filing pursuant to the rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charleston Capital Corporation at December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner & Associates, LLP

February 23, 2004

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
CHARLESTON CAPITAL CORPORATION

ASSETS

ASSETS	
Cash and cash equivalents	$ 6,540
Equipment, at cost, net	7,829
Deposit	3,600
Total assets	$17,969

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$ -
STOCKHOLDER'S EQUITY	
Common stock, $0.01 par value, authorized 1,000 shares, issued 1,000 shares	10
Additional paid-in capital	18,509
Accumulated deficit	(550)
Total liabilities and stockholder's equity	17,969

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME AND CHANGES
IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003
CHARLESTON CAPITAL CORPORATION

REVENUES		
Commissions and fees		$ 4,632
EXPENSES		
Depreciation	$ 2,781	
Insurance	440	
Licenses and permits	3,012	
Office and miscellaneous	2,765	
Professional fees	750	
Total expenses		9,748
Net loss		(5,116)
STOCKHOLDER'S EQUITY, January 1, 2003		23,085
STOCKHOLDER'S EQUITY, December 31, 2003		$17,969

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2003
CHARLESTON CAPITAL CORPORATION

NONE

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2003
CHARLESTON CAPITAL CORPORATION

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (5,116)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	2,781	
Decrease in prepaid expenses	3,005	
Net cash provided by operating activities		$ 670
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(471)
Net increase in cash		199
CASH AND CASH EQUIVALENTS, January 1, 2003		6,341
CASH AND CASH EQUIVALENTS, December 31, 2003		$ 6,540

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Charleston Capital Corporation f/k/a Clayton Dunning & Company Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a corporation incorporated under the laws of the State of Florida. The Company completes all customer transactions through another broker-dealer on a fully disclosed basis. The Company collected fees and commissions from several different sources in 2003, and is continuing to explore new business opportunities for 2004 and beyond.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets.

INCOME TAXES

No liability or provision for income taxes appears on the accompanying financial statements as the Company has elected to be treated as an "S" corporation for federal income tax purposes. Pursuant to the election, the corporate income is taxed to the Company's stockholder.

NOTE 2 - RELATED PARTY TRANSACTION

During 2003, the Company was provided office space at no charge by its shareholder.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003
CHARLESTON CAPITAL CORPORATION

1	Total ownership equity (o/e)	$17,969
2	Deduct o/e not allowable for net capital	-
3	Total o/e qualified for net capital	17,969
4	Add:	
	A Allowable subordinated liabilities	-
	B Other deductions or credits	-
5	Total capital and allowable subloans	17,969
6	Deductions and/or charges	
	A Total non-allowable assets:	
	Equipment, at cost, net	7,829
	Deposits	3,600
	Total	11,429
	B Secured demand note deficiency	-
	C Cap charges for spot and commodity futures	-
	D Other deductions and/or charges	
7	Other additions and/or allowable credits	-
8	Net capital before haircuts	6,540
9	Haircuts on securities:	
	A Contractual commitments	-
	B Subordinated debt	-
	C Trading and investment securities:	
	1 Exempted securities	-
	2 Debt securities	-
	3 Options	-
	4 Other securities	-
	D Undue concentration	-
	E Other	-
10	Net capital	$ 6,540

See independent auditors' report

SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
AS OF DECEMBER 31, 2003
CHARLESTON CAPITAL CORPORATION

11 Minimum net capital required: (based on aggregate indebtedness)	N/A
12 Minimum dollar requirement	5,000
13 Net capital requirement (greater of line 11 or 12)	5,000
14 Excess net capital	1,540
15 Excess net capital @ 1000% (net capital - 10% of AI)	$6,540
Computation of aggregate indebtedness	
16 Total AI liability from balance sheet	-
17 Add:	
A Drafts for immediate credit	-
B Market value of sec borrowed where no	-
equivalent value is paid or credited	-
C Other unrecorded amounts	-
19 Total aggregate indebtedness	-
20 Ratio of AI/NC	N/A
21 Percentage of debt to debt equity	N/A

Reconciliation with Company's computations (included in Part II of Form X-17A-5 as of December 31, 2003):

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$6,540

See independent auditors' report

SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2003
CHARLESTON CAPITAL CORPORATION

NOT APPLICABLE

See independent auditors' report

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2003
CHARLESTON CAPITAL CORPORATION

NOT APPLICABLE

See independent auditors' report